SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

The Company hereby informs its shareholders and the market in general that received, on June 20, 2016, the Official Letters of the Comissão de Valores Mobiliários ("CVM") No. 271/2016/CVM/SEP/GEA-1 and No. 272/2016/CVM/SEP/GEA-1, requesting clarification regarding the news released, respectively, on Radar Online column of Veja magazine, under the title "Eletrobras paid nearly 200 million by corruption investigations", and the column of Ricardo Boechat, on Isto é Magazine, under the title: "Energy: short circuit", as transcribed by the end Market Announcement.

In response to the Official Letters in question, the Company clarifies the following:

1. The value of Hogan' Lovells contract, mentioned by "Veja magazine" is a reference to the maximum value of the contract of the independent investigation service, being conducted by that law firm, previously published in the Official Gazette, as all other services hired by Eletrobras, according to Law 8,666/93. The actual amount to be paid to the mentioned office shall be determined in light of the work that may be performed under the final scope of the ongoing investigation.

2. Regarding the matter disclosed by “Isto é Magazine”, the Company clarifies that does not know any value that may be ascertained at this time, given that the independent investigation of the Belo Monte project is ongoing, on a confidential basis, without issuing any report, heretofore, regarding values;

Thus, there is no new fact that should be disclosed to the market, since the information regarding the hiring of Hogan Lovells to carry out the independent investigation, as well as the hiring of members of the Independent Commission for Investigation Management, have been the subject of several Market Announcements previously disclosed by the Company.

Rio de Janeiro, June 21, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Free Translation Official Letter CVM 271/2016-CVM/SEP/GEA-1

                Subject: Clarification request about News

Mr Director,

1.    Referring to the news published on 06.19.2016 on Radar Online column of Veja magazine, entitled: "Eletrobras paid nearly 200 million by corruption investigations" in which are contained the following statements:

“In June 2015, the American International Law Office Hogan Lovells closed 6 million reais contract to investigate alleged corruption practices in Eletrobras.

After seeing the size of trouble, the lawyers raised the bill: in January, the State Utility Company dealed a new contract in which it undertakes to pay over R$ 195 million for the task.”

2.    Relating to this, we determine that you, Mr Director, clarify whether the news is true, and, if confirmed its veracity, shall explain the reasons that understood not to be relevant fact, as well as other information deemed important comment on the subject.

3.    This answer should take place through the Empresa.NET System category: Notice to the Market, type: Clarifications Inquiries CVM/BOVESPA, subject: Disclosed in the news media, which should include a transcript of this craft.

4.    We warn that the order of the Superintendence of Corporate Relations, in exercise of its legal powers and on the basis of section II of Article 9 of Law 6,385 / 76 and CVM Instruction No. 452/07, it will be the determined the application of fine in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions for non-compliance with the requirement contained in this notice within 1 (one) business day from the date of knowledge of content of this expedient, sent exclusively by e-mail, despite the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02.

Regards,

MARKET ANNOUNCEMENT

Free Translation Official Letter CVM 272/2016-CVM/SEP/GEA-1

                Subject: Clarification request about News

Mr Director,

1.      Referring to the news published on 06.18.2016 in the column of Ricardo Boechat, in “Isto é” Magazine, entitled: "Energy: short-circuit" in which are contained the following statements:

“It is on the alert in the Eletrobras System. The first results of the external audit committee hired for analysis and review of governance standards and control on state pointed to a figure of R$ 600 million overprice in the works of Belo Monte. The amount involves the purchase of various items such as stocks and rebars, cement handling and specifications protection works to the slopes.”

2.    Relating to this, we determine that you, Mr Director, clarify whether the news is true, and, if confirmed its veracity, shall explain the reasons that understood not to be relevant fact, as well as other information deemed important comment on the subject.

3.    This answer should take place through the Empresa.NET System category: Notice to the Market, type: Clarifications Inquiries CVM/BOVESPA, subject: Disclosed in the news media, which should include a transcript of this craft.

4.    We warn that the order of the Superintendence of Corporate Relations, in exercise of its legal powers and on the basis of section II of Article 9 of Law 6,385 / 76 and CVM Instruction No. 452/07, it will be the determined the application of fine in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions for non-compliance with the requirement contained in this notice within 1 (one) business day from the date of knowledge of content of this expedient, sent exclusively by e-mail, despite the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02.

Regards,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.